EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET PILOTS RATIFY LABOR AGREEMENT

HOUSTON, Nov. 18, 2004 – ExpressJet Airlines, Inc. today announced that its pilots represented by the Air Line Pilots Association (ALPA) ratified a new labor agreement. The new agreement currently covers approximately 2,200 pilots and becomes amendable December 1, 2008.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental. With service to approximately 146 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service to and from Mexico. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. (NYSE: XJT). For more information, visit www.expressjet.com.

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